SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated August 22, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press Release dated August 22, 2002: "TURKCELL ANNOUNCES THE CLOSING OF FINTUR RESTRUCTURING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: August 22, 2002

By: Muzaffer Akpinar
Chief Executive Officer

H. Akpinar

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL ANNOUNCES THE CLOSING OF FINTUR RESTRUCTURING

Istanbul, Turkey, August 22, 2002– Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced that Turkcell, Sonera Holding B.V. and the Cukurova Group, the shareholders of Fintur Holdings B.V. ("Fintur"), have finalized the restructuring of two business divisions of Fintur.

In line with the previous estimates, Turkcell paid a total consideration of US$70.7 million to the Cukurova Group in connection with the Fintur restructuring. In connection with this transaction, ING Baring has provided the parties a fairness analysis.

As stated in our press release dated March 4, 2002, the receipt of receivables from Fintur will offset a major portion of the net compensation paid by Turkcell to the Cukurova Group. The cash impact to Turkcell will approximately be US$3.5 million.

As per the subject transaction, Turkcell bought 16.45% of Fintur International from the Cukurova Group, increasing its stake in Fintur International to 41.45%. At the same time Sonera bought 23.24% of Fintur International from the Cukurova Group increasing its holding to 58.55%. As part of the transaction, Turkcell and Sonera sold their entire interest in Fintur Technologies to the Cukurova Group. Turkcell will continue to account for its investment in Fintur using the equity method.

Fintur Holding B.V. holds a 51.3% interest in Azercell Telecom B.M. of Azerbaijan, an 83.2% interest in Geocell LLC of Georgia, a 51% interest in GSM Kazakhstan LLP of Kazakhstan, and a 77% interest in Moldcell S.A. of Moldova. The four GSM operators had approximately 1.4 million customers altogether at the end of June 2002, a growth from of 22% from the beginning of the year.

The combined revenues for the first half of 2002 of these four operators amounted to US$109 million. The companies recorded a total of US$59 million of EBITDA for the first half of 2002. Their combined debt was US$150 million, as of June 30, 2002.

The total population of the countries is approximately 31 million, and currently the companies' networks cover a population of approximately 22 million. Mobile penetration in these countries varies between 4% and 8% and the companies' market shares in their respective markets varies between approximately 40% and 80%.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 13.8 million postpaid and prepaid customers as of June 30, 2002. Turkcell had revenues of US$934.7 million and adjusted EBITDA of US$323.4 million as of June 30, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 99.5% of the towns with more than 5,000 inhabitants as of June 30, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Mehmet Sezgin, Investor Relations
Tel: + 90 212 313 1290
Email: mehmet.sezgin@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadgcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com